UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Fuel Performance Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45953X109
(CUSIP Number)

Jonathan Cramer, Baker & Hostetler LLP, 45 Rockefeller Plaza, New York, NY 10111, (212) 589-4604
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45953X109	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Hennessy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	5.	SOLE VOTING POWER 21,508,673
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 21,508,673
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,508,673
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.01%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

1 Percent of Class Represented by Amount in Row (9) was determined by dividing such amount by the sum of 253,427,868 shares of common stock outstanding as of December 31, 2017, plus 4,181,619 shares issuable upon conversion of a note and 10,764,554 shares issuable upon exercise of warrants held directly by John M. Hennessy as of December 31, 2017.

CUSIP No. 45953X109	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Fuel Performance Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices 7777 Bonhomme Suite 1920 St. Louis, MO 63105

Item 2.

(a)	Name of Person Filing The name of the person filing this statement is John M. Hennessy.

(b)	Address of the Principal Office or, if none, residence 47 West Lake Road Tuxedo Park, NY 10987

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock. Warrants to purchase Common Stock. Convertible Note.

(e)	CUSIP Number 45953X109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

CUSIP No. 45953X109	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 21,508,673[2]

(b)	Percent of class: 8.01%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 21,508,673
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 21,508,673
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

2 This amount includes:

6,562,500 shares of Common Stock of Fuel Performance Solutions, Inc. (the “Issuer”) held by John M. Hennessy in his individual capacity;

the right to acquire 10,124,554 shares of Common Stock of the Issuer (the “2017 Hennessy Replacement Warrant Shares”), pursuant to a Common Stock Purchase Warrant dated July 24, 2017 (the “2017 Hennessy Replacement Warrant”);

the right to acquire 640,000 shares of Common Stock of the Issuer (the “2017 Hennessy Warrant Shares”, collectively with the 2017 Hennessy Replacement Warrant Shares, the “Hennessy Warrant Shares”), pursuant to a Common Stock Purchase Warrant dated July 24, 2017 (the “2017 Hennessy Warrant”, collectively with the 2017 Hennessy Replacement Warrant, the “Hennessy Warrants”);

the right to acquire 2,261,619 shares of Common Stock of the Issuer (the “2014 Hennessy Convertible Note Shares”), as adjusted pursuant to a Fuel Performance Solutions, Inc. 10% Senior Convertible Note (the “2014 Hennessy Convertible Note), issued to John M. Hennessy in his individual capacity; and

the right to acquire 1,920,000 shares of Common Stock of the Issuer (the “2017 Hennessy Convertible Note Shares”, collectively with the 2014 Hennessy Convertible Note Shares, the “Hennessy Convertible Note Shares”), as adjusted pursuant to a Fuel Performance Solutions, Inc. 10% Senior Note (the “2017 Hennessy Convertible Note”, collectively with the 2014 Hennessy Convertible Note, the “Hennessy Convertible Notes”), issued to John M. Hennessy in his individual capacity.

The initial exercise price for the Hennessy Warrant Shares is $0.05 per share, as adjusted from time to time in accordance with the terms of the Hennessy Warrants.  The Hennessy Warrants are exercisable by John M. Hennessy at any time before July 24, 2022.

The adjusted conversion price for the Hennessy Convertible Note Shares is $0.05 per share, as adjusted from time to time in accordance with the terms of the Hennessy Convertible Notes.  The Hennessy Convertible Notes are convertible by John M. Hennessy at any time and are mandatorily convertible upon the occurrence of certain events.

CUSIP No. 45953X109	13G	Page 5 of 5 Pages

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below, the reporting person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
Date

/s/ John M. Hennessy
Signature

John M. Hennessy
Name